Exhibit 99.1

IQM Quantum Computers Plc

Other information disclosed according to

the rules of the Exchange

IQM Quantum Computers and Real Asset Acquisition Corp. complete the combination; trading in IQM’s ADSs and IQM Warrants on Nasdaq Stock Market LLC commences on July 2, 2026

IQM Quantum Computers Plc, Stock Exchange Release, July 1, 2026 at 12:15 (EEST)

IQM Quantum Computers Plc (“IQM”) has on February 22, 2026 entered into a definitive business combination agreement (the “Business Combination Agreement”) with Real Asset Acquisition Corp. (“RAAQ”), a Nasdaq-listed special purpose acquisition company, pursuant to which RAAQ would merge with and into IQM US LLC, an indirect wholly-owned subsidiary of IQM (the “Merger Sub”), with Merger Sub surviving the merger as an indirect wholly-owned subsidiary of IQM (the “Business Combination”). On June 25, 2026, the extraordinary general meeting of RAAQ was held, at which the RAAQ shareholders approved the Business Combination and the merger by the requisite votes. Since the conditions precedent of the Business Combination have been met, IQM and RAAQ have today completed the Business Combination and the merger has become effective, thereby consummating the Business Combination Agreement.

The Board of Directors of IQM, as authorized by the unanimous shareholder resolution of February 27, 2026, has issued 14,381,747 existing shares held by IQM as consideration in the Business Combination to the RAAQ shareholders. The RAAQ shareholders will receive the consideration in the form of American depositary shares (the “ADSs”) issued by BNY (NYSE: BNY), a global financial services company, acting as depositary bank for the purpose of issuing and distributing the ADSs, with each ADS representing one share in IQM. Trading in ADSs will commence on the Global Select Market of the Nasdaq Stock Market LLC (“Nasdaq”) on July 2, 2026 under the trading symbol “IQMX”.

The warrants issued by RAAQ were assumed by IQM and became warrants to purchase one share in IQM represented by one ADS (each, an “IQM Warrant”) at an exercise price of USD 11.50 per share, on substantially the same terms and conditions as were applicable to the corresponding warrant issued by RAAQ prior to the consummation of the Business Combination. A maximum of 12,530,975 new or existing shares may be subscribed for with the IQM Warrants. Trading in IQM Warrants will commence on Nasdaq on July 2, 2026, under the trading symbol “IQMX WS”.

Concurrently with the Business Combination, the Board of Directors of IQM, as authorized by the unanimous shareholder resolution of February 27, 2026, has issued 14,548,000 existing shares held by IQM in a private placement to institutional and other accredited investors (the “PIPE Investment”) at a subscription price of USD 10.00 per share, for an aggregate purchase price of EUR 127.7 million (USD 145.5 million). The subscription price is based on the subscription agreements between the PIPE Investors and IQM.

In total, IQM received net proceeds of approximately EUR 198.7 million (USD 233.5 million) in the Business Combination and PIPE Investment, taking into account the remaining funds in RAAQ’s trust account.

The closing marks a significant milestone for IQM as it advances its mission to accelerate the commercialization and adoption of quantum computing worldwide. Since its founding in 2018, IQM has become one of the leading providers of full-stack superconducting quantum systems, serving enterprises, research institutions, universities, high-performance computing centers, and national laboratories across Europe, North America, and Asia.

Jan Goetz, Chief Executive Officer and Co-Founder, IQM, said: “We founded IQM with the conviction that quantum computing would become a foundational technology for nations, scientific institutions, and industry. Today, quantum computing is increasingly being viewed as strategic infrastructure, and customers around the world are investing accordingly. This transaction strengthens our ability to execute on our long-term vision, expand our global presence, and continue delivering the full-stack quantum systems that are helping define the next era of computing.”

Peter Ort, Principal Executive Officer and Co-Chairman of RAAQ, said: “IQM has distinguished itself through its technological leadership, global customer footprint, and proven ability to deliver quantum systems into production environments. We are proud to have partnered with the team on this transaction and look forward to supporting the Company’s continued growth as a public company.”

IQM Quantum Computers Plc

Other information disclosed according to

the rules of the Exchange

Advisors

J.P. Morgan SE is serving as financial advisor and capital markets advisor to IQM. J.P. Morgan Securities LLC and TD Cowen are serving as PIPE placement agents to IQM. Rothschild & Co is serving as financial advisor and capital markets advisor to IQM and its Board of Directors. TD Cowen is serving as financial advisor and capital markets advisor to RAAQ. Cohen & Company Capital Markets is serving as a capital markets advisor to RAAQ. Cooley LLP, Borenius Attorneys Ltd, Mourant Ozannes LLP and Loyens & Loeff N.V. are serving as legal advisors to IQM, and Ashurst Perkins Coie US LLP, Krogerus Attorneys Ltd and Conyers Dill & Pearman LLP are serving as legal advisors to RAAQ. DLA Piper LLP (US) is serving as legal advisor to J.P. Morgan Securities LLC and TD Cowen. The Blueshirt Group is serving as investor relations advisor to IQM.

For further information, please contact:

Blair Robertson, Vice President, Strategy & Corporate Development

Investor Relations Officer

Investors@iqm.tech

About IQM Quantum Computers

IQM Quantum Computers is a global leader in superconducting quantum computing, delivering full-stack quantum systems and cloud platform access to enterprises, research institutions, high-performance computing centers, and national laboratories worldwide. IQM’s open and modular architecture enables customers to own, control, and integrate quantum systems directly into their workflows. Founded in 2018 and headquartered in Espoo, Finland, with major operations in Munich, Germany, it has over 400 employees globally and one of the industry’s strongest track records in deployed quantum systems across Europe, Asia, and North America.

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